Q3 2019 RESULTS AMSTERDAM 4 NOVEMBER 2019 ©VEON Ltd 2019

DISCLAIMER This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans, among others; anticipated performance and guidance for 2019, including VEON’s ability to generate sufficient cash flow; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions (including the GTH mandatory tender offer) in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; our dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investments on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this presentation be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward- looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. All non-IFRS measures disclosed further in this presentation (including, without limitation, EBITDA, EBITDA margin, EBT, net debt, equity free cash flow excluding licenses, organic growth, capital expenditures excluding licenses and LTM (last twelve months) capex excluding licenses/revenue) are reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof. In addition, we present certain information on a forward-looking basis. We are not able to, without unreasonable efforts, provide a full reconciliation to IFRS due to potentially high variability, complexity and low visibility as to the items that would be excluded from the comparable IFRS measure in the relevant future period, including, but not limited to, depreciation and amortization, impairment loss, loss on disposal of non-current assets, financial income and expenses, foreign currency exchange losses and gains, income tax expense and performance transformation costs, cash and cash equivalents, long - term and short-term deposits, interest accrued related to financial liabilities, other unamortized adjustments to financial liabilities, derivatives, and other financial liabilities. From 1 January 2019, VEON has adopted International Financial Reporting Standards (IFRS) 16 (Leases). VEON is presenting 2019 results excluding the impact of IFRS 16 for comparability purposes with prior periods, as well as presenting reported results which will reflect the new baseline for future period over period comparisons. All forward looking targets exclude the impact of the introduction of IFRS 16 in FY 2019. 2

3Q19 ACHIEVEMENTS POSITIONED OPERATIONAL FOR GROWTH 1 2 EXECUTION • 212 million customers, 65% data penetration • Good organic EBITDA growth • Offering local digital products (content, • Continued progress with cost intensity fintech, ecosystems) improvement across Group • Continued network investments in 4G/LTE STRATEGY • 9M corporate costs down 25% YoY FRAMEWORK PORTFOLIO CAPITAL DEVELOPMENT 4 3 ALLOCATION • Successful conclusion of the GTH MTO • VEON’s long-term credit rating was upgraded to BBB- process, followed by the intragroup by Fitch transfers of Jazz, MedCable and Banglalink • Senior unsecured note issuance of USD 700 million at 4% due 2025, primarily to refinance the RCF drawings used to fund the mandatory tender offer for GTH Empowering Customer Ambitions 3

SOLID GROUP PERFORMANCE YEAR TO DATE

VEON

CORNERSTONE

REVENUE USD 3,329 million
EBITDA[1] USD 1,239 million
Capex excl. licenses[1] USD 631 million

RUSSIA

- Pressure on results, investing for the future
- Further focus on network investment
- Retail optimization
- Leading with simplified, bundled offers

GROWTH ENGINES

REVENUE USD 2,192 million
EBITDA[1] USD 1,161 million
Capex excl. licenses[1] USD 376 million

PAKISTAN

- Strong revenue and EBITDA growth[2]
- Data customers growth of 15% YoY
- 4G/LTE network coverage of 49%

UKRAINE

- Top line strong double-digit growth
- Data customers growth of 12% YoY
- 4G/LTE network coverage of 72%

KAZAKHSTAN

- Data customer growth of 10% YoY
- 4G/LTE network coverage of 66%

UZBEKISTAN

- Strong underlying performance
- Data customers growth of 1.7% YoY
- 4G network coverage of 75%

FRONTIER MARKETS

REVENUE USD 1,112 million
EBITDA[1] USD 414 million
Capex excl. licenses[1] USD153 million

OTHER MARKETS

ALGERIA

- Growing market share in a challenging macro environment

BANGLADESH

- Good performance supported by continued network investment

Growing economies with young, urbanizing populations

1. EBITDA and Capex excluding licenses refer to pre IFRS 16 impact. Financials of growth engines and frontier markets are simple aggregation of the results of the respective individual countries
2. Adjusted for the negative impact of "suo moto" order and "Administration Fee Reversal" Total revenue and EBITDA of Pakistan grew by 14.3% and 14.0% respectively. Pakistan reported revenues (-7.0%) and EBITDA (-13.2%). Please refer to slide 15, regarding the definitions of suo moto and Administration Fee Reversal

4

EXPANDING DIGITAL ROUTES AND DEPLOYING NEW SERVICES 3Q19 results ECOSYSTEMS CONTENT FINANCIAL SERVICES (SELF-CARE APPS) (TV) (MFS2, DFS) MAU1 TV MAU1 Total MFS users Digital Wallets (million) (million) (million) (million) Total Group 16.0 Russia 8.9 Russia 1.8 Russia 4.7 Pakistan 2.6 Pakistan 0.6 Pakistan 1.6 6.2 7.8 Ukraine 1.4 Ukraine 0.2 Ukraine 1.8 Kazakhstan 0.8 Kazakhstan 0.1 Kazakhstan 2.5 Uzbekistan 0.6 Uzbekistan 0.2 Uzbekistan 0.2 Other 2.0 1. MAU refers to Monthly Active Users 2. MFS (mobile financial services) is a variety of innovative services, such as mobile commerce or m-commerce, that use a mobile phone as the primary payment user interface and allow mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone Note: Total MFS user in Pakistan amount to 7.8 million of which 6.2 are digital wallets 5

GOOD PROGRESS YEAR TO DATE

VEON

TOTAL REVENUE 9M 2019 **6,609** USD MILLION +4.6% organic[2] YoY -3.3 % reported YoY	EBITDA 9M 2019 (PRE-IFRS 16) **2,897** USD MILLION +8.8 % organic[2] YoY +28.2 % reported YoY	EQUITY FREE CASH FLOW[1] EXCL.LICENSES 9M 2019 (PRE-IFRS 16) **902** USD MILLION
DATA REVENUE 9M 2019 **1,783** USD MILLION +22.4 % organic[2] YoY +13.6 % reported YoY	COST INTENSITY RATIO (PRE-IFRS 16) **53.0%** -2.3 p.p. organic[2] YoY	LTM CAPEX EXCL. LICENSES/REVENUE (PRE-IFRS 16) **17%**

FY 2019 Guidance Confirmed

1. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items
2. Organic change is a non-IFRS measure and reflects changes in revenue, EBITDA and cost intensity ratio, that excludes the effect of foreign currency movements, the impact of the introduction of IFRS 16, exceptional income of USD 350 million in respect of revised partnership with Ericsson and other factors, such as businesses under liquidation, disposals, mergers and acquisitions

Note: Equity Free Cash Flow of USD 902 million for year to date 2019 includes GTH tax payment of USD 136 million

6

MONITOR CERTIFIES VEON’S COMPLIANCE PROGRAM • Concludes Deferred Prosecution Agreement with the US Department of Justice • Marks the end of VEON’s external compliance monitorship • Highlights the strong progress we have made in building robust and sustainable compliance and controls programs A culture of ethics and compliance is reflected in our structures, procedures and daily ways of working 7

GOOD 3Q 2019 RESULTS R E PORTED REPORTED EQUITY FCF EXCL. TOTAL REVENUE E BI TDA LICENSES 2 $567$2.2bmn (Pr e- I FRS 1 6 ) $858m (Pr e- I FRS 1 6 ) $269•$54mm -0.9% organic1 YoY +5.0% organic1 YoY -4.0% reported YoY R E PORTED, REPORTED (POST- I FRS 1 6 ) $987m (POST -I FRS 1 6 ) $370m +16.5% reported YoY 1. Organic change is a non-IFRS measure and reflects changes in revenue, EBITDA and cost intensity ratio, that excludes the effect of foreign currency movements, the impact of the introduction of IFRS 16, exceptional income of USD 350 million in respect of revised partnership with Ericsson, and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. See attachment in the earnings release for reconciliations 2. Equity free cash flow excluding licenses is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets, the impact of the introduction of IFRS 16 in FY 2019 and other one-off items Note: Equity Free Cash Flow of USD 269 million for 3Q 2019 includes GTH tax payment of USD 82.3 million 1.1.7x 8

REVENUE AND EBITDA DEVELOPMENT BY COUNTRY Good operational performance in growth markets offset by weakness in Russia USD MILLION (-4.0%) YoY reported (31) (28) 33 (7) 5 (7) 14 (72) 2,317 2,296 2,223 1 Reported total Russia Pakistan Ukraine Uzbekistan Bangladesh Algeria Other Organic total FOREX Reported total revenue 3Q18 revenue revenue 3Q19 3Q19 (+16.5%) YoY reported (2) 15 (25) 3 37 (3) (31) 29 (11) 129 848 890 858 987 1 Reported Russia Pakistan Ukraine Uzbekistan Bangladesh Algeria Improvement Other Organic FOREX Reported IFRS 16 Reported EBITDA 3Q18 in corporate EBITDA EBITDA impact EBITDA costs 3Q19 3Q19 3Q19 pre-IFRS 16 pre-IFRS 16 1. Other in Q3 2019 mainly includes the results of Kazakhstan, Kyrgyzstan, Armenia, Georgia, other global operations and services and intercompany eliminations. 9

REVENUE AND EBITDA DEVELOPMENT BY PRODUCT Data growth continues to drive revenue and EBITDA USD MILLION (-0.9%) YoY organic 9 (14) (72) (107) 90 2,317 2,296 2,223 1 Reported total Equipment & Voice Data and MFS Other Organic total revenue FOREX Reported total revenue accessories 3Q19 revenue 3Q18 3Q19 (+5.0%) YoY organic 50 129 (31) 987 848 (8) 890 858 Reported EBITDA Service Total costs Organic FOREX Reported IFRS 16 impact Reported EBITDA 3Q18 revenue EBITDA 3Q19 EBITDA 3Q19 3Q19 pre-IFRS 16 pre-IFRS 16 1. Other includes interconnect, roaming and intercompany eliminations. 10

Q3 2019 INCOME STATEMENT

VEON

USD MILLION

	3Q19	3Q19 Pre-IFRS 16	3Q18 Reported	Reported YoY Pre-IFRS 16	Organic[1] YoY
Revenue	2,223	2,223	2,317	(4.0%)	(0.9%)
Service revenue	2,076	2,076	2,151	(3.5%)	(0.4%)
EBITDA	987	858	848	1.3%	5.0%
Depreciation, amortization and other	(603)	(499)	(1,238)	(59.7%)	
Operating Profit	384	359	(391)	n.m.	
Net financial income and expenses	(233)	(191)	(199)	(4.0%)	
Net FOREX and other gains/(losses)	(20)	(18)	(36)	47.3%	
Profit before tax	130	150	(626)	n.m.	
Tax	(100)	(104)	(92)	13.04%	
Profit/(Loss) from continued operations	31	46	(718)	n.m.	
Profit from discontinued operations	-	-	1,279	n.m.	
Profit attributable to non-controlling interest	4	6	294	n.m.	
Net profit attributable to VEON shareholders (after Non Controlling Interest)	35	52	855	n.m.	

3Q19 pre-IFRS 16 versus 3Q18 reported

- The company recorded USD 89 million impairments, related to Kyrgyzstan in 3Q19 compared with USD 782 million impairments in 3Q18
- Net financial income and expenses (pre-IFRS 16 basis) decreased YoY mostly due to lower debt levels. Financial expenses were impacted by USD 41 million, related to the put option liability with respect to the 15% non-controlling interest in Pakistan
- In 3Q18 VEON booked a gain of USD 1,279 million, presented as profit from discontinued operations, as a result of the completion of the sale of VEON's 50% stake in its Italy joint venture to CK Hutchison

1. Organic change is a non-IFRS measure and reflects changes in revenue, EBITDA and cost intensity ratio, that excludes the effect of foreign currency movements, the impact of the introduction of IFRS 16, exceptional income of USD 350 million in respect of revised partnership with Ericsson and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. See attachment in the earnings release for reconciliations

11

Q3 2019 NET DEBT DEVELOPMENT Stable net debt and gearing trends USD MILLION Includes second and final payment on the GTH tax settlement of USD 82.3 million. (2,094) 1,977 296 17 372 (90) 225 (858) (3) 100 131 8,179 8,252 6,085 6,275 Net debt IFRS 16 impact Net debt EBITDA Change in Financial Taxes Cash capex incl. Release of Pakistan license Dividends paid FOREX and other Net debt IFRS 16 impact Net debt 30 June 30 June 2019 pre-IFRS 16 working capital charges licenses excess MTO payment as 30 September 30 September 2019 pre-IFRS 16 and provisions deposit security 2019 pre-IFRS 2019 incl. IFRS 16 16 N E T D E B T 2.1x EBITDA 1.7x 1.7x 2.1x 1. FOREX and Other mainly consists of FOREX, partly offset by other investing activities and other items 12

RUSSIA:
Pressure on results, investing for the future

TOTAL REVENUE
(RUB Billion)



-2.7 % YoY
76.7
72.6
74.7
8.5
8.7
59.5
7.1
8.5
57.0
7.5
8.8
58.3
3Q18
2Q19
3Q19
Mobile
Fixed-line
Other

EBITDA AND EBITDA MARGIN
(RUB Billion and %)



+ 23.8% YoY
+ 3.5% YoY pre IFRS 16
27.4
35.7%
32.2
44.3%
28.3
38.0%
33.9
45.4%
3Q18
2Q19
3Q19[1]
3Q19

CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (RUB Billion and %)



+ 19.0 YoY
-10.9% YoY
pre IFRS 16
12.3
16.8%
11.0
18.2%
14.6
21.8%
3Q18
3Q19[1]
3Q19

- Beeline faces several challenges: network quality, although improving, continues to lag versus competitors, market pricing structure and the effectiveness of its distribution
- Service revenue declined by 1.6% YoY impacted by lower subscribers, which decreased 2.5% YoY, driven by the above mentioned challenges; the customer base increased sequentially by 0.5 million
- Revenue from equipment and accessory sales decreased by 10% YoY as we reduced our focus on low-margin sales in the quarter
- Pre IFRS 16 EBITDA increased by 3.5% YoY, supported by savings in commercial expenses, lower spectrum costs and reversal of certain provision
- LTM Capex/revenue increased to 18.2%, 4G base stations increased by 43% QoQ. Capex (pre-IFRS 16) decreased YoY due to intra-year phasing
- Network improvements, distribution optimization and restoring price discipline through simplified, bundled offers remain key priorities
- As a result of increased network investments, Beeline expects to achieve a LTM capex/revenue ratio pre-IFRS 16 of ~22% for FY 2019
- Given the sequencing of these priorities, a turnaround in our Russian operations may take several quarters

1. Excluding IFRS 16 impact

13

UKRAINE:
Solid performance in a growing market



TOTAL REVENUE
(UAH Billion)
+ 18.3 % YoY
4.9
0.3
4.6
5.6
0.3
5.3
5.8
0.3
5.5
3Q18
2Q19
3Q19
Mobile
Fixed-line
Other



EBITDA AND EBITDA MARGIN
(UAH Billion and %)
+ 33.1% YoY
+ 27.7% YoY pre IFRS 16
2.8
57.5%
3.7
65.0%
3.6
62.1%
3.8
64.7%
3Q18
2Q19
3Q19
1
3Q19



CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (UAH Billion and %)
+ 85.8% YoY
+61.8% YoY pre IFRS 16
0.7
16.0%
1.2
17.3%
1.4
19.7%
3Q18
3Q19
1
3Q19

- Kyivstar recorded strong results, driven by marketing activities and strong growth in data consumption
- Service revenue increased by 18.3% YoY
  - Revenue growth reflects continued monetization of our 4G network through new customer offers, FTTB and FMC subscriber base growth
  - Data revenue increased by 36.9% YoY with data consumption per subscriber up 69.1% YoY
- Kyivstar customer base declined by 0.8% YoY reflecting multi-SIM shrinkage on the market
- Reported EBITDA increased by 33.1% YoY (post IFRS 16); excluding the impact of IFRS 16 EBITDA increased by 27.7% YoY
- Capex excl. licenses increased by 85.8% YoY due to further 4G/LTE roll-out during the quarter. Adjusting for the IFRS 16 impact, capex increased by 61.8% YoY
- Since July 2019 the National Bank of Ukraine has abolished limits on repatriation of dividends

1. Excluding IFRS 16 impact

14

PAKISTAN:
Double-digit revenue and EBITDA excl. impact of regulatory changes

TOTAL REVENUE
(PKR Billion)



- 7.0 % YoY
48.9
3.2
45.7
51.1
3.4
47.7
45.4
3.4
42.0
3Q18
2Q19
3Q19
Mobile
Other

EBITDA AND EBITDA MARGIN
(PKR Billion and %)



-6.1% YoY
- 13.2% pre IFRS 16
23.7
48.5%
27.3
53.4%
20.6
45.3%
22.3
49.0%
3Q18
2Q19
3Q19
3Q19
1

CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (PKR Billion and %)



+20.0 % YoY
+24.2% YoY
pre IFRS 16
4.0
14.3%
5.0
14.2%
4.8
14.1%
3Q18
3Q19
1
3Q19

- Organic total revenues and EBITDA increased ~14.3% and ~14.0% respectively, adjusted for the negative impact of "suo moto"[2] order and "Administration Fee Reversal"[2] . Pakistan reported revenues (-7.0%) and EBITDA pre IFRS 16 (-13.2%)
- Jazz continued to maintain its premium price positioning in Pakistan during the quarter despite ongoing market competitiveness
- Jazz's customer base grew 5.6% YoY as a result of data network expansion and growth in data customers
- Capex excl. licenses pre-IFRS 16 increased 24.2% YoY mainly due to adverse impact of FX
- At the end of 3Q19, population coverage of Jazz's 3G data network was more than 56%, while 4G coverage stood at 49%
- In September 2019, Jazz deposited 50% of the disputed license renewal fee (approximately USD 225 million) as security (under protest) in order to maintain its appeal in the Islamabad High Court regarding the PTA's underlying decision on the license renewal

1. Excluding IFRS 16 impact
2. In June 2018, the Supreme Court ordered ("suo moto") an interim suspension of the deduction of taxes and service/maintenance charges on prepaid and postpaid connections on each recharge/top-up/load levied by mobile phone service providers. On 24 April 2019, the Supreme Court disposed of the proceedings and restored the impugned tax deductions, deciding that it would not interfere in the matter of the collection of public revenue (the "suo moto" order). On 3 July 2019, the Supreme Court issued its detailed reasons and, in addition to confirming its ruling on tax deductions, further clarified that mobile phone service providers cannot charge customers for service and maintenance charges, which were approximately 10% of customer recharges. As a result of this clarification by the Supreme Court, the Pakistan Telecommunication Authority ("PTA") issued two letters to Jazz, dated 30 August 2019 and 19 September 2019, requesting Jazz to refund the service and maintenance charges (the "administration fees") collected by Jazz between April 2019 and July 2019. Further to the PTA's directions, on 29 September 2019, Jazz proceeded with crediting these administration fees to the balances of the affected customers; the amounts refunded could be used from 29 September 2019 for a period of 45 days. Jazz reversed these administration fees in Q3 2019, and is not entitled to charge these administration fees going forward (the "Administration Fee Reversal").

15

UZBEKISTAN: Stable performance excl. tax impact in competitive environment TOTAL REVENUE EBITDA AND EBITDA MARGIN CAPEX EXCL. LICENSES AND LTM (UZS Billion) (UZS Billion and %) CAPEX/REVENUE (UZS Billion and %) -8.8% YoY +11.6% YoY + 8.1% YoY pre IFRS 16 -54.9% YoY 650.7 567.8 593.7 -66.7% YoY 291.0 295.6 314.7 324.7 70.6 4.3 pre IFRS 16 4.4 4.6 44.7% 52.1% 53.0% 54.7% 646.4 31.9 563.4 589.1 15.7% 23.5 16.6% 19.0% 1 1 3Q18 2Q19 3Q19 3Q18 2Q19 3Q19 3Q19 3Q18 3Q19 3Q19 Mobile Other • The Uzbekistan market was driven by increased mobile data penetration as Beeline Uzbekistan continued to focus on high value customers • Excluding the negative impacts of MTR reduction as well as the excise tax impact, revenue growth was 7.1%, mainly driven by data revenue increase of 20.3%. Reported revenue declined by 8.8% YoY • Reported EBITDA increased by 11.6% YoY (post IFRS 16); excluding the impact of IFRS 16 EBITDA increased by 8.1% • Capex excl. licenses decreased by 66.7% excluding IFRS16 impact following the accelerated investment in the prior year period • Tax reforms introduced from January 2019 are expected to have ~15% negative effect on revenue in FY 2019 1. Excluding IFRS 16 impact 16

ALGERIA:
Outperforming in a challenging macro environment

TOTAL REVENUE
(DZD Billion)



- 3.3% YoY
24.4
0.1
24.3
22.3
0.1
22.3
23.6
23.6
3Q18
2Q19
3Q19
Mobile
Other

EBITDA AND EBITDA MARGIN
(DZD Billion and %)



-2.5 % YoY
- 11.3% pre IFRS 16
11.0
44.9%
10.0
44.6%
9.7
41.1%
10.7
45.2%
3Q18
2Q19
3Q19[1]
3Q19

CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (DZD Billion and %)



+ 40.2% YoY
+34.6 %
pre IFRS 16
1.9
11.3%
2.5
15.2%
2.6
15.6%
3Q18
3Q19[1]
3Q19

- Djezzy continued to operate in a challenging macro environment characterized by high inflation, import restrictions along with aggressive price competition from key competitors. Against this backdrop, Djezzy continued to deliver relative outperformance in a declining market
- Mobile customers declined by 4.3% due to intensified competition and a contracting market
- Service revenue decreased by 3.1% YoY, due to both customer base decline and ARPU erosion
  - Data revenue grew strongly by 27.8% YoY, supported by data offers during the quarter
- Reported EBITDA decreased by 2.5% YoY (post-IFRS 16); excluding IFRS 16 EBITDA decreased by 11.3%
  - Lower EBITDA was mainly related to lower revenues and higher HR costs and bad debt recognition during the quarter
- Capex excl. licenses pre IFRS 16 increased by 34.6% YoY due to in-year phasing of expenditures

1. Excluding IFRS 16 impact

17

BANGLADESH: Good operational execution and continued turnaround TOTAL REVENUE EBITDA AND EBITDA MARGIN CAPEX EXCL. LICENSES AND LTM (BDT Billion) (BDT Billion and %) CAPEX/REVENUE (BDT Billion and %) +3.8% YoY +18.1% YoY -4.0% YoY pre IFRS16 +186.8% YoY 11.5 11.4 11.0 4.6 4.7 +162.9% 4.0 2.3 0.2 3.8 excl. IFRS 16 2.1 0.4 0.2 35.9% 39.8% 33.2% 40.9% 0.8 10.7 11.3 11.2 13.0% 13.5% 25.0% 1 1 3Q18 2Q19 3Q19 3Q18 2Q19 3Q19 3Q19 3Q18 3Q19 3Q19 Mobile Other • Good results in 3Q 2019 as the operational turnaround continues despite continuously changing regulatory environment • Total revenue increased by 3.8% YoY, supported by a simplified product portfolio during the quarter – Data revenue increased by 26.4% YoY due to higher data usage. Data customers grew by 9.7% YoY • Reported EBITDA increased by 18.1% YoY (post-IFRS 16); excluding IFRS 16 impact EBITDA decreased by 4.0% – EBITDA was negatively impacted by changes in the tax regime. Excluding the negative impact of tax changes EBITDA would have increased by an additional 7.1% • Capex excl. licenses Pre-IFRS 16 of BDT 2.1 billion spent during the quarter on continued 4G roll-out 1. Excluding IFRS 16 impact 18

2019 GUIDANCE CONFIRMED

VEON

- Strong operating momentum in our Growth markets are providing an offset to weakness in Russia
- Returning Russia to growth is our key focus – strengthening network performance, optimizing distribution and restoring pricing discipline remain immediate priorities
- New strategy roadmap expands our growth ambitions, underpinned by a flexible dividend policy
- FY 2019 guidance[3] confirmed:
  - Total Revenue: low single-digit organic[1] growth
  - EBITDA: at least mid-single-digit organic[1] growth
  - Equity free cash flow[2]: ~USD 1 billion

	9M 2019	FY 2019 GUIDANCE
Total revenue	4.6%	Low single-digit organic[1] growth
EBITDA	8.8%	At least mid-single-digit organic[1] growth
Equity free cash flow[2]	902	~USD 1 billion

- EFCF target is based on currency rates as of 20 February 2019 and excludes USD 136 million payment of the GTH Tax Settlement. As previously disclosed, this includes the one-time cash received in connection with a revised arrangement from Ericsson of USD 350 million

1. Organic change is a non-IFRS measure and reflects changes in revenue, EBITDA and cost intensity ratio, that excludes the effect of foreign currency movements, the impact of the introduction of IFRS 16, exceptional income of USD 350 million in respect of revised partnership with Ericsson and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. See attachment in the earnings release for reconciliations
2. Equity free cash flow excluding licenses is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets, other one-off items and the impact of the introduction of IFRS 16 in FY 2019
3. FY 2019 revenue and EBITDA targets calculated on organic basis. Organic growth reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements, the impact of the introduction of IFRS 16, exceptional income of USD 350 million from a one-off vendor agreement, and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. FY 2019 equity free cash flow target is calculated at 2019 guidance currency rates of 20 February 2019 and excludes tax settlement of Global Telecom Holding tax liabilities of USD 136 million. For FY 2019 guidance currency rates, see appendix

19

Q&A ©VEON Ltd 2019

DEBT CURRENCY MIX1 • At the end of Q3 2019, the balance of USD debt swapped to RUB is ~USD 1.2 billion • After balance sheet date, on 9 October 2019, VEON Holdings issued a USD 0.7 billion bond maturing 2025, the proceeds of which were used to repay all outstanding amounts under the RCF Q3 2018 GROUP DEBT CURRENCY MIX Q3 2019 GROUP DEBT CURRENCY MIX (including effect of fx derivatives) (including effect of fx derivatives) 3% 7% 1% 2% 5% USD RUB RUB USD 45% USD 25% USD EUR 9.1bn 65% 7.5bn PKR PKR 47% Other Other • Average maturity: 3.3 years • Average maturity: 2.5 years2 • Average cost of debt: 7.2% • Average cost of debt: 7.3% 1. Excluding lease liabilities 2. Amounts drawn under the Revolving Credit Facilities have been repaid on 18 October 2019 after applying the proceeds of USD 700 million 2025 VEON Holdings bond issued in October 2019 . VEON has the right to reborrow (roll over) any RCF utilisations until the facility final maturity date, i.e. February 16, 2022. 21

GROUP DEBT MATURITY SCHEDULE1,2 HQ Pakistan Other GTH Russia Bangladesh 30 SEPTEMBER 2019 GROUP DEBT MATURITY SCHEDULE USD BILLION 2.0 1.5 1.2 1.3 0.9 0.5 0.1 2019 2020 2021 2022 2023 2024 >2024 GROUP DEBT MATURITY SCHEDULE BY CURRENCY – EXCLUDING LEASE LIABILITIES1 Currency breakdown 2019 2020 2021 2022 2023 2024 >2024 Currency breakdown incl. fx derivatives USD 0.8 0.9 0.8 0.4 1.2 0.5 0.0 62% 47% RUB 0.0 0.4 1.1 0.7 0.0 0.0 0.0 30% 45% PKR 0.1 0.1 0.1 0.1 0.1 0.0 0.1 6% 7% OTHER 0.0 0.1 0.0 0.0 0.0 0.0 0.0 2% 1% 1. Effects of USD/RUB FX forwards and lease liabilities are not included unless stated otherwise. 2. Amounts drawn under the Revolving Credit Facilities have been repaid on 18 October 2019 after applying the proceeds of USD 700 million 2025 VEON Holdings bond issued in October 2019 . VEON has the right to reborrow (roll over) any RCF utilisations until the facility final maturity date, i.e. February 16, 2022 22

LIQUIDITY OVERVIEW GROUP CASH BREAKDOWN BY CURRENCY1 UNUSED RCF HEADROOM 30 September 2019 30 September 2019 12% Syndicated RCF facility USD 1.08 billion 5% USD PKR UNUSED CF HEADROOM 30 September 2019 9% 48% RUB UZS Pakistan – credit facilities PKR 41.6 billion (USD 0.27 billion) Other 16% Total cash and unused committed Group cash (incl. deposits)1: USD 1.32 billion credit lines: USD 2.67 billion 1. Security deposit placed with the Pakistan Telecommunication Authority by Pakistan Mobile Telecommunications Ltd (USD 225 million) is not included within Group cash balance. 23

DEBT BY ENTITY1 30 SEPTEMBER 2019 USD MILLION Outstanding debt Type of debt Cash-pool Entity Bonds Loans Total overdrafts2 VEON Holdings B.V. 2,079 2,822 66 4,967 GTH Finance B.V. 1,200 - - 1,200 PJSC VimpelCom 279 - - 279 Pakistan Mobile Communications Limited 4 590 - 594 Banglalink Digital Communications Ltd. - 424 - 424 Optimum Telecom Algérie S.p.A. - 31 - 31 Others - - 53 53 Total 3,562 3,867 119 7,548 Total excl. cash pool overdrafts 7,429 1 Excluding lease liabilities 2 As of September 30, 2019, some bank accounts forming part of a cash pooling program and being an integral part of VEON’s cash management remained overdrawn by USD 119 million. Even though the total balance of the cash pool remained positive, VEON has no legally enforceable right to set-off and therefore the overdrawn accounts are presented as financial liabilities and form part of our debt in our financial statements. 24

REGULATORY CHANGES IN PAKISTAN • In June 2018, the Supreme Court ordered (“suo moto”) an interim suspension BREAKDOWN OF PAKISTANI RUPEE 100 BALANCE of the deduction of taxes and service/maintenance charges on prepaid and postpaid connections on each recharge/top-up/load levied by mobile phone service providers. (PKR 11.1) (PKR 14.5) • On 24 April 2019, the Supreme Court disposed of the proceedings and restored the impugned tax deductions, deciding that it would not interfere in (PKR 10) the matter of the collection of public revenue (the “suo moto” order). • On 3 July 2019, the Supreme Court issued its detailed reasons and, in addition to confirming its ruling on tax deductions, further clarified that 100 mobile phone service providers cannot charge customers for service and maintenance charges, which were approximately 10% of customer recharges. 64.4 • As a result of this clarification by the Supreme Court, the Pakistan Telecommunication Authority (“PTA”) issued two letters to Jazz, dated 30 August 2019 and 19 September 2019, requesting Jazz to refund the service and maintenance charges (the “administration fees”) collected by Jazz Face Value Recharge Effect of Withholding Tax Effect of Excise Duty Effect of Administration Usage Revenue between April 2019 and July 2019. (12.5%) (19.5%) Fee (10%) • Further to the PTA’s directions, on 29 September 2019, Jazz proceeded with crediting these administration fees to the balances of the affected customers; the amounts refunded could be used from 29 September 2019 for a period of 45 days. • Jazz reversed these administration fees in Q3 2019, and is not entitled to charge these administration fees going forward, which negatively impacted reported revenue (the “Administration Fee Reversal”). 25

FOREX Guidance rates Average rates Closing rates FY 2019 3Q19 3Q18 YoY 3Q19 3Q18 YoY Russian ruble 66.00 64.57 65.53 -1.5% 64.42 65.59 -1.8% Algerian dinar 119.00 119.78 118.01 1.5% 120.66 118.22 2.1% Pakistan rupee 139.00 158.57 123.69 28.2% 156.75 123.18 27.3% Bangladeshi taka 84.00 84.52 83.89 0.8% 84.53 83.97 0.7% Ukrainian hryvnia 27.00 25.26 27.35 -7.6% 24.08 28.30 -14.9% Kazakh tenge 377.00 385.84 355.90 8.4% 387.63 363.07 6.8% Uzbekistan som 8,522 9,004.27 7,848.13 14.7% 9,424.54 8,079.28 16.7% Armenian dram 488 476.25 482.53 -1.3% 475.97 482.71 -1.4% Kyrgyz som 70.00 69.75 68.70 1.5% 69.70 69.28 0.6% Georgian lari 2.70 2.92 2.53 15.4% 2.96 2.62 12.8% 26 26